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SECUR 08026535 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24024

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2007** (MM/DD/YY) AND ENDING **December 31, 2007** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Driehaus Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 East Erie Street
(No. and Street)

Chicago	**Illinois**	**60611**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle L. Cahoon **(312) 587-3800**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

233 S. Wacker Drive, Sears Tower	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 07 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

JO 3/6/08

OATH OR AFFIRMATION

I, Michelle L. Cahoon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Driehaus Securities LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

"OFFICIAL SEAL"
DONNA LAHEY
NOTARY PUBLIC STATE OF ILLINOIS
COMMISSION EXPIRES 02/06/10

Michelle L Cahoon
Signature

Vice President and Treasurer
Title

Donna Lahey
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Driehaus Securities LLC
(a Delaware Limited Liability Company)
December 31, 2007
With Report of Independent Registered Public Accounting Firm

Driehaus Securities LLC
(a Delaware Limited Liability Company)

Statement of Financial Condition

December 31, 2007

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Driehaus Securities LLC

We have audited the accompanying statement of financial condition of Driehaus Securities LLC (a Delaware Limited Liability Company) (the Company) as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Driehaus Securities LLC at December 31, 2007, in conformity with U. S. generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
February 25, 2008

DRIEHAUS SECURITIES LLC
(a Delaware Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS:		
Cash and cash equivalents	$ 10,227,388	
Receivables from and deposits with clearing broker	812,968	
Fixed assets (net of accumulated depreciation of $3,078,579)	95,452	
Due from affiliate	120,912	
Other	283,249	
Total assets		$ 11,539,969
LIABILITIES AND MEMBER'S EQUITY:		
LIABILITIES:		
Accounts payable and accrued liabilities	$ 1,682,677	
Due to affiliates	749,800	
Other	4,951	
Total liabilities		$ 2,437,428
MEMBER'S EQUITY		9,102,541
Total liabilities and member's equity		$ 11,539,969

See accompanying notes.

DRIEHAUS SECURITIES LLC
(a Delaware Limited Liability Company)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Driehaus Securities LLC (the Company) is a Delaware Limited Liability Company organized on October 5, 2005. The Company is the surviving entity of a merger on January 1, 2006, with Driehaus Securities Corporation, a Delaware S-Corporation organized on June 22, 1979. The Company is a registered broker-dealer that introduces and clears domestic transactions on a fully disclosed basis through another broker-dealer. The Company primarily provides brokerage services to its chairman, affiliated entities, and customers of affiliated entities. The customers of affiliated entities are primarily individuals, trusts, and pension plans.

The following is a summary of significant accounting policies followed by the Company in the preparation of its statement of financial condition.

a. The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States.

b. Cash equivalents consist of money market funds and short-term, highly liquid investments having a maturity of ninety days or less at the time of purchase.

c. The receivables from and deposits with clearing broker are recorded net of fees and applicable transaction costs.

d. Fixed assets include software, equipment, and furniture and fixtures. Fixed assets are recorded at cost and depreciated over the useful lives of the assets.

e. The financial instruments of the Company are reported on the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values.

f. The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

2. RECENTLY ISSUED ACCOUNTING STANDARDS:

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (FAS 157). This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurement. FAS 157 is effective

for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. As of December 31, 2007, the Company does not believe the adoption of FAS 157 will impact the amounts reported in the statement of financial condition; however, additional disclosures will be required about the inputs used to develop the measurements of fair value.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. At adoption, companies must adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. FASB Staff Position 48-2 allows deferral of the standard by nonpublic enterprises to annual periods beginning after December 15, 2007. The Company has elected to use this deferral, and subsequent adoption is not expected to have an impact on the Company's statement of financial condition.

3. INCOME TAXES:

The Company is a single member limited liability company that is disregarded for Federal income tax. Therefore, no provision for Federal income taxes has been made because the net income of the Company is not taxable as such for Federal income tax purposes, but is includable in the income tax return of the sole member.

4. FIXED ASSETS:

The estimated useful lives and carrying amounts of fixed assets as of December 31, 2007, are listed below:

Asset Class	Useful Life	Cost	Accumulated Depreciation	Net Book Value
Software	3 years	$ 313,416	$ (280,323)	$33,093
Equipment	5 years	1,214,363	(1,200,497)	13,866
Furniture and fixtures	7 years	1,646,252	(1,597,759)	48,493
Totals		$3,174,031	$(3,078,579)	$95,452

5. RELATED PARTIES:

Richard H. Driehaus is the chairman of the Company. The Company introduces and clears domestic transactions through another broker-dealer on behalf of its clients. These clients include several investment limited partnerships for which Driehaus Capital Management (USVI) LLC serves as the general partner. Richard H. Driehaus is the chairman and a member of Driehaus Capital Management (USVI) LLC. Other clients also include the Richard H. Driehaus Foundation and Richard H. Driehaus Museum for each of which Richard H. Driehaus is the president, Driehaus Mutual Funds for which the Company serves as distributor, Driehaus Companies' Profit Sharing Plan and Trust and 401(k) Plan and Trust for which the Company serves as plan sponsor, and Richard H. Driehaus' personal accounts.

Richard H. Driehaus is also the chairman and chief investment officer of Driehaus Capital Management LLC (DCM). DCM and the Company share facilities, employees, and other administrative services. These shared expenses are allocated between the companies based upon their approximate usage. Rental income is earned by the Company from DCM and another affiliate of the Company. Additional expenses may be paid by the Company and then reimbursed by DCM, or vice versa. These related-party allocations and transactions may result in an intercompany receivable or payable, pending reimbursement. At December 31, 2007, there were net payables due to DCM for these shared expenses totaling $729,772.

RHD Properties LLC (RHDP), of which Richard H. Driehaus is president and sole member, leased office space to the Company for the twelve months ended December 31, 2007. No outstanding rent was payable at December 31, 2007.

The Company maintains a profit-sharing plan and 401(k) plan for all eligible employees, as defined. Discretionary contributions to the profit-sharing plan and matching contributions to the 401(k) plan are funded by the Company. These contributions are payable at December 31, 2007, to the Driehaus Companies' Profit Sharing Plan and Trust and the Driehaus Companies' 401(k) Plan and Trust, respectively.

6. LEASE COMMITMENTS AND OBLIGATIONS:

The Company is committed under a lease covering certain office facilities and furnishings. This lease expires on June 30, 2011, and contains renewal options. Future minimum lease payments required under this operating lease are as follows:

2008	$204,542
2009	210,679
2010	216,999
2011	110,103
	$742,323

7. OFF-BALANCE-SHEET CREDIT AND CONCENTRATION OF RISK:

Securities transactions of customers are introduced to and cleared through another broker-dealer. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring various guidelines to be met. Compliance with these guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2007, there were no amounts to be indemnified to the clearing broker for these customer accounts.

Amounts receivable from and deposits with the clearing broker represent a concentration of credit risk and primarily relate to commissions receivable on securities transactions. The Company does not anticipate nonperformance by its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the clearing broker with which it conducts business.

The Company invests its excess cash with The Northern Trust Company. This excess cash at various times may include commercial paper with maturity of ninety days or less of companies with high-credit ratings, money market funds, or overnight repurchase agreements. The Company has not experienced losses related to these investments.

8. NET CAPITAL REQUIREMENT:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l). Under the rule, the Company is required to maintain minimum net capital equal to $5,000 or 6 2/3% of aggregate indebtedness, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change daily. At December 31, 2007, the Company had net capital of $8,401,258, which was $8,238,763 in excess of the required net capital of $162,495.

END